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Nikema Prophet

Founder of PopSchools, Inc. Creating popup learning labs for youth in the real world of work.

Sacramento, California Area

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PopSchools

Startup School Online

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500+ connections

http://popschools.com I am an entrepreneur, artist, creative, and unschooling, single mother. I work best at the intersection of art and technology. I believe that involving underestimated minorities in tech will lead to a better society and create pathways out of poverty. My company PopSchools is creatin...

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Articles & activity

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Thank
You

Kiva Update - 12 of 25 Lenders $475/$1000 Raised

Nikema Prophet
Published on LinkedIn

I am grateful. I have a week to go in my private fundraising phase. I can't overstate how much I appreciate each of my lenders. https://www.kiva.org/lend/1475179 It's ...see more

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How Rappers, DJ's, and Entrepreneurs Are Helping Fans...
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App 30 of 30 For the past few days I have been working on this wonderf...
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$300

We've decided as we check our campaign each evening we want to...
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Experience

Founder
PopSchools
Oct 2017 – Present · 1 yr 7 mos
Sacramento, California Area

Education

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Sacramento City College
Certificate, Web Developer
2007 – 2013

Cosumnes River College

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Licenses & Certifications

Web Developer
Sacramento City College
Issued Aug 2012 · No Expiration Date

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